NEBULA PARENT CORP.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

May 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Nebula Parent Corp.
Registration Statement on Form S-4
File No. 333-237264

Dear Ms. Bednarowski:

Nebula Parent Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-237264) (the “Registration Statement”) be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective as of 4:00 p.m., Eastern time, on Friday, May 22, 2020, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, LLP, by calling Joseph A. Herz at (212) 801-6926.

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Sincerely, NEBULA PARENT CORP.

By:	/s/ Adam Clammer
Name:	Adam Clammer
Title:	Chairman and President

cc: Joseph A. Herz, Esq.

[Signature Page to Acceleration Request]